Exhibit 99.2
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2019 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2018 and the other information contained in such annual report.

The following discussion includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “believes” “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Annual Report on Form 20-F under the heading “Risk Factors.”

Results of Operations
The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended
	June 30,
	2018	2019
Sales	100%	100%
Cost of sales	76.5	66.1
Gross profit	23.5	33.9
Research and development expenses	12.4	13.4
Sales and marketing expenses	5.5	6.0
General and administrative expenses	3.5	3.7
Operating Income	2.2	10.7
Financial income, net	0.8	1.3
Income before income taxes	3.0	12.0
Income tax expenses	1.3	1.4
Net Income	1.7	10.6

Sales in the six months ended June 30, 2019 decreased moderately by 2.6% to $55,629 thousand compared to $57,125 thousand in the six months ended June 30, 2018. Our modest decrease in sales was mainly attributed to the following: On the negative side, during the first half of 2019, we had no revenues from our largest-ever Cloud related Design Win we lost in March 2018. On the positive side, our success in expanding our customer base and product offering, especially in our CPE/EDGE product lines, supporting important market trends like NFV, SD-WAN and Cyber security, has compensated most of the above mentioned negative effect and lead to a modest decrease in sales in the six months ended June 30, 2019.

Gross profit in the six months ended June 30, 2019 was $18,854 thousand compared to $13,439 thousand in the six months ended June 30, 2018. Gross profit as a percentage of sales in the six months ended June 30, 2019 was 33.9%, compared to 23.5% in the six months ended June 30, 2018. The higher gross profit percentage in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 was mainly attributed to: (i) a $5 million write-off in the six months ended June 30, 2018, related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13, 2018, (ii) changes to the mix of products that we sold in the six months ended June 30, 2019, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in the six months ended June 30, 2019 increased to 3.8%, compared to 0.7% in the six months ended June 30, 2018.

Research and development expenses in the six months ended June 30, 2019 increased by 5.7% to $7,479 thousand compared to $7,078 thousand in the six months ended June 30, 2018. This increase was mainly attributed to the increase in the number of our research and development employees, as well as to an increase in other related research and development expenses required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $1,074 thousand to such increase as well as to an increase in the share-based compensation which amounted to approximately $463 thousand in the six months ended June 30, 2019, compared to $373 thousand in the six months ended June 30, 2018, all of which were offset by a decrease in amortization of acquired intangible assets, which amounted to $0 thousand in the six months ended June 30, 2019, compared to $384 thousand in the six months ended June 30, 2018, by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately $226 thousand, as well as by capitalization of internal software development costs in the amount of $495 thousand in the six months ended June 30, 2019, compared to $342 thousand in the six months ended June 30, 2018.

Sales and marketing expenses in the six months ended June 30, 2019 increased by 6% to $3,321 thousand compared to $3,132 thousand in the six months ended June 30, 2018. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, especially in our CPE/EDGE product lines, and supporting important market trends like NFV, SD-WAN and Cyber security, which contributed approximately $495 thousand, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately $71 thousand, as well as by a decrease in amortization of acquired intangible assets which amounted to $0 thousand in the six months ended June 30, 2019, compared to $235 thousand in the six months ended June 30, 2018,

General and administrative expenses in the six months ended June 30, 2019 increased by 5.2% to $2,077 thousand compared to $1,975 thousand in the six months ended June 30, 2018. This increase was mainly attributed to various general and administrative costs which amounted to approximately $164 thousand, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately $62 thousand.

Net financial income in the six months ended June 30, 2019 increased by 49.8% to $725 thousand compared to $484 thousand in the six months ended June 30, 2018. The increase resulted mainly from the net effect of the following factors: (i) an increase in income from investment in marketable securities, which was attributed to an increase in funds available for investment, which amounted to $1,012 thousand in the six months ended June 30, 2019 compared to $334 thousand in the six months ended June 30, 2018, offset by (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone as of June 30, 2019 compared to June 30, 2018, which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of $218 thousand in the six months ended June 30, 2019 compared to a net financial income of $194 thousand in the six months ended June 30, 2018.

In the six months ended June 30, 2019 we recorded current income tax expenses of $1,399 thousand and deferred income tax benefit of $601 thousand compared to current income tax expenses of $1,102 thousand and deferred income tax benefit of $88 thousand in the six months ended June 30, 2018. The increase in our current income tax expenses was mainly attributed to an increase in our income and the resulting taxable income. The increase in the deferred income tax benefit was mainly attributed to the following factors: (i) an increase in income tax benefit relating to intangible assets, which amounted to $211 thousand in the six months ended June 30, 2019, compared to a deferred income tax expense which amounted to $15 thousand in the six months ended June 30, 2018, (ii) an increase in income tax benefit relating to research and development costs, which amounted to $135 thousand in the six months ended June 30, 2019 compared to a deferred income tax expense which amounted to $41 thousand in the six months ended June 30, 2018, and (iii) an increase in income tax benefit relating to tax loss carryforwards, which amounted to $50 thousand in the six months ended June 30, 2019 compared to $0 thousand in the six months ended June 30, 2018. In addition, in the six months ended June 30, 2019 we recorded an income tax benefit relating to prior years in the amount of $14 thousand, compared to an income tax benefit relating to prior years in the amount of $273 thousand in the six months ended June 30, 2018.

In the six months ended June 30, 2019 we recorded net income of $5,918 thousand compared to net income of $997 thousand in the six months ended June 30, 2018, an increase of 493.6%. The increase was mainly attributed to our higher gross profit in the six months ended June 30, 2019 compared to the six months ended June 30, 2018, as mentioned above.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B. Liquidity and Capital Resources

As of June 30, 2019, we had working capital of $78,218 thousand and our current ratio (current assets to current liabilities) was 5.03. Cash and cash equivalents as of June 30, 2019 decreased by $12,341 thousand to $14,467 thousand, compared to $26,808 thousand as of December 31, 2018. Short-term bank deposits as of June 30, 2019 increased by $13,507 thousand to $13,507 thousand, compared to $0 thousand as of December 31, 2018. Short-term marketable securities increased by $4,316 thousand to $5,916 thousand, compared to $1,600 thousand as of December 31, 2018, and long-term marketable securities increased by $7,901 thousand to $53,513 thousand, compared to $45,612 thousand as of December 31, 2018. The net increase of $13,383 thousand in these four balance sheet items in the six months ended June 30, 2019 was mainly due to positive cash provided by operating activities in the amount of $15,654 thousand,  offset by purchase of treasury shares in the amount of approximately $1,153 thousand, payments in relation to purchase of property, plant and equipment which amounted to $734 thousand, and investment in intangible assets which amounted to $504 thousand.

Trade receivables decreased to $22,046 thousand as of June 30, 2019, compared to $23,817 thousand as of December 31, 2018. This decrease was mainly due to the decrease in sales in the three months period ended June 30, 2019, compared to sales in the three months period ended December 31, 2018. Other receivables decreased to $7,451 thousand as of June 30, 2019, compared to $9,487 thousand as of December 31, 2018. This decrease was mainly due to the aforementioned decrease in sales.

Trade payables decreased to $11,384 thousand as of June 30, 2019, compared to $15,407 thousand as of December 31, 2018. This decrease was mainly due to the decrease in sales in the three months period ended June 30, 2019, compared to sales in the three months period ended December 31, 2018, resulting in a respective decrease in the cost of goods sold. Other payables and accrued liabilities increased to $6,631 thousand as of June 30, 2019, compared to $6,133 thousand as of December 31, 2018.

Inventories decreased to $34,245 thousand as of June 30, 2019, compared to $42,369 thousand as of December 31, 2018. This decrease was mainly due to the aforementioned decrease in sales.

Cash provided by operating activities in the six months ended June 30, 2019 amounted to $15,654 thousand compared to cash provided by operating activities in the amount of $22,559 thousand in the six months ended June 30, 2018. The cash provided by operating activities in the six months ended June 30, 2019 was mainly the result of our net income, combined with a decrease in our inventory.

Capital expenditures on property and equipment for the six months ended June 30, 2019 were $833 thousand, compared to $771 thousand as of June 30, 2018. This decrease was mainly attributed to a decrease in investment in equipment used for production and research and development.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.